UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

July 17, 2012

Item 3	News Release

A news release was disseminated through Marketwire on July 17, 2012.

Item 4	Summary of Material Change

The Company announced that the Board of Directors has selected Michael J. Brown to fill the offices of President and Chief Executive Officer, effective August 1, 2012.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex has selected Mr. Michael J. Brown as President and Chief Executive Officer, effective August 1, 2012.

Mr. Brown began his career as a professional geologist in 1994. Since then, he has gained extensive experience in corporate and project development, finance, team building and executive leadership around the world in natural resources, including Argentina. He has participated in the development of multiple $100 million dollar plus projects in Latin America.

Mr. Brown was previously employed as the Vice President of Energy at Kinross Gold Corporation from 2009-2012. From 2002-2009 he was employed as Business Development Manager at Pacific Hydro. At Pacific Hydro he opened the company's offices in Chile in 2002, and played a critical role in establishing a significant new market for the company through the acquisition of two run of river hydroelectric projects and leading the development and project financing of two large run-of-river hydroelectric projects. Prior to this he worked as a Senior Project Geologist for companies such as Phelps Dodge, Rio Tinto and Homestake. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia. He has been a director of Reservoir Capital Corp since 2011.

Peter A. Ball will continue as Executive Vice President of Corporate Development.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

July 17, 2012

Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

Michael Brown Announced as New CEO of Argentex

Vancouver, BC, Canada – July 17, 2012 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to announce the conclusion of an extensive search process and the selection of Michael J. Brown to fill the offices of President and Chief Executive Officer, effective August 1, 2012.

Mr. Brown began his career as a professional geologist in 1994. Since then, he has gained extensive experience in corporate and project development, finance, team building and executive leadership around the world in natural resources, including Argentina. He has participated in the development of multiple $100 million dollar plus projects in Latin America.

Mr. Brown was previously employed as the Vice President of Energy at Kinross Gold Corporation from 2009-2012. From 2002-2009 he was employed as Business Development Manager at Pacific Hydro. At Pacific Hydro he opened the company's offices in Chile in 2002, and played a critical role in establishing a significant new market for the company through the acquisition of two run of river hydroelectric projects and leading the development and project financing of two large run-of-river hydroelectric projects. Prior to this he worked as a Senior Project Geologist for companies such as Phelps Dodge, Rio Tinto and Homestake. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia. He has been a director of Reservoir Capital Corp since 2011.

Mr. Brown has an MBA from the University of Melbourne, 2002, and a double Science (Hons-Geology, 1993) and Arts Degree, 1994, from the University of Melbourne. Mr. Brown is fluent in English and Spanish.

"We welcome Mr. Brown as a significant addition to our existing world class team in Vancouver and Argentina. Mr. Brown’s background, experience, executive leadership and interpersonal skills combine to provide a strong leader who is well suited to lead Argentex," commented Stephen Hanson, Director of Argentex. “On behalf of the Board, I want to thank Mr. Peter Ball for stepping in as interim President in addition to his current role as Executive Vice President of Corporate Development.”

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pinguino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Stephen Hanson"
Director

For additional information please contact:

Peter A. Ball
Executive Vice President of Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: July 17, 2012	By:	/s/ Jeff Finkelstein
Jeff Finkelstein

	Title:	CFO